SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 Amendment No. 1

PORTA SYSTEMS CORP. (Name of the Issuer)

PORTA SYSTEMS CORP. (Name of Persons Filing Statement)

Common Stock, par value $0.01 per share (Title of Class of Securities)

735647307 (CUSIP Number of Class of Securities)

Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway; 32nd floor
New York, New York 10006
(212) 981-6767
Fax: (212) 930-9725
E-mail: alevitsky@srff.com
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

Calculation of Filing Fee
Transaction	Amount of filing fee
Valuation $17,000*	$3.40

*Set forth the amount on which the filing fee is calculated and state how it was determined.  This amount represents the total payments to be made by the Company to acquire fractional shares pursuant to the reverse split.  The fee is 0.02% of this valuation, or $3.40.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement, together with the exhibits hereto (the “transaction statement”), is being filed with the SEC by Porta Systems Corp., a Delaware corporation (the “Company”), the issuer of the common stock that is subject to the reverse split.

On the date hereof, the Company filed with the SEC a preliminary information statement (the “Information Statement”) under Regulation 14C of the Securities Exchange Act of 1934, as amended, relating to the action taken by the holder of more than a majority of the Company’s outstanding shares of common stock.  The actions include an amendment to the Company’s certificate of incorporation which effects a one-for-500 reverse split of the Company’s common stock.  Once the certificate of incorporation is filed with the Secretary of State of the State of Delaware, the Company will no longer have 300 stockholders of record and will terminate its registration under the Exchange Act.

Pursuant to General Instruction G to Schedule 13E-3, the information in the Information Statement, including all exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross references below are being supplied to show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Information Statement. All information contained in this transaction statement concerning the Company or any person for whom information is to be reported pursuant to General Instruction C to Schedule 13E-3 has been provided by such person and none other person, including the Company, takes responsibility for the accuracy of any information not supplied by such person.

Item 1.  Summary Term Sheet.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

Item 2.  Subject Company Information.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Name and address: The first page of the Information Statement.

b.	Securities: The question “How many shares of common stock were outstanding when the consent was obtained” under the heading “Questions and Answers Concerning the Stockholder Action Taken.”

c.
Trading Market and price:  The heading “Market and Market Price of Our Common Stock” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock”

d.
Dividends.  The heading “Market and Market Price of Our Common Stock” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock”

e.	Prior public offerings. None

f.	Prior stock purchases. None

Item 3.  Identity and Background of Filing Person.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	The name and address:

The first page of the Information Statement

“Beneficial Ownership of Securities and Security Ownership of Management”

b.	Business and background of entities:

“Beneficial Ownership of Securities and Security Ownership of Management”

c.	Business and background of natural persons

“Beneficial Ownership of Securities and Security Ownership of Management”

“Management”

Item 4. Terms of the Transaction.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Material terms

 “Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors”

“Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock.”

c.	Different terms. Not Applicable.

d.	Appraisal rights:

“Summary Term Sheet”

The caption “No Appraisal Rights” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock”

e.	Provisions for unaffiliated security holders. None.

f.	Eligibility for listing or trading. Not Applicable

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Transactions:

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Effects of the Reverse Split on our Affiliates”

“Related Party Transactions”

b.	Significant corporate events:

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Effects of the Reverse Split on our Affiliates”

c.	Negotiations or contacts:

Summary Term Sheet

“Special Factors – Reasons for the Reverse Split”

e.	Agreements involving the subject company’s securities:

“Special Factors – Reasons for the Reverse Split”

Item 6.  Purpose of the Transaction and Plans or Proposals.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

b.	Use of securities acquired. Not applicable.

c.	Plans:

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

 “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock”

Item 7. Purposes, Alternatives, Reasons and Effects.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Purposes:

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken.”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock”

b.	Alternatives: None

c.	Reasons:

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

 “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock”

d.	Effects:

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Effects of the Reverse Split on our Affiliates”

“Special Factors – Effects and Tax Consequences of the Reverse Split on our Other Stockholders”

“Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock”

Item 8.  Fairness of the Transaction.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Fairness:

“Summary Term Sheet”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Fairness of the Reverse Split”

b.	Factors considered in determining fairness.

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Fairness of the Reverse Split”

c.	Approval of security holders.

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

d.	Unaffiliated representative.

“Questions and Answers Concerning the Stockholder Action Taken”

 “Special Factors – Fairness of the Reverse Split”

e.	Approval of directors.

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Fairness of the Reverse Split”

“Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock”

f.	Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Report, opinion or appraisal: None

b.	Preparer and summary of report, opinion or appraisal: Not Applicable

c.	Availability of documents:

“Summary Term Sheet”

“Where you can Find Additional Information”

Item 10.  Sources and Amounts of Funds or Other Consideration.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Source of funds.

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

b.	Conditions. Not applicable.

c.	Expenses.

 “Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

Borrowed funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Securities ownership:

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors – Effects of the Reverse Split on our Affiliates”

“Beneficial Ownership of Securities and Security Ownership of Management”

b.	Securities transactions: None

Item 12.  The Solicitation or Recommendation.  Not applicable.

Item 13.   Financial Statements.

The information set forth in the Information Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Financial Statements.

“Summary Financial Information”

The following financial statements of the Company are incorporated by reference from the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the nine months ended September 30, 2009:

The audited financial statement for the years ended December 31, 2008 and 2007, which are set forth in Item 8 of the Company’s Form 10-K for the year ended December 31, 2008, beginning on Page F-1.

The unaudited financial statements for the nine months ended September 30, 2009, which are set forth in Item 1 of Part I of the Company’s Form 10-Q for the nine months ended September 30, 2009, beginning on Page 1.

b.	Pro forma information. Not applicable

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.  Not applicable.

Item 15. Additional Information.  Not applicable.

Item 16.  Exhibits.

a.1.
Schedule 14C Preliminary Information Statement. (The Company hereby incorporates by reference the preliminary information statement which was filed with the SEC contemporaneously with this transaction statement)

a.2.
Notice to stockholders of action taken without a meeting (included in the preliminary information statement which was filed with the SEC contemporaneously with this Transaction Statement and incorporated herein by reference.)

a.3
Form of letter to stockholders relating to the exchange of old stock certificates for new stock certificates and cash in lieu of fractional shares (included in the preliminary information statement which was filed with the SEC contemporaneously with this Transaction Statement and incorporated herein by reference.)

a.4	Form of transmittal letters for stockholders to deliver stock certificates to the transfer agent.

b.	Not applicable

c.	Not applicable

d.	Not applicable

f.	Not applicable

g.	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November , 2009	PORTA SYSTEMS CORP. By: /s/ Edward B. Kornfeld Edward B. Kornfeld, Chief Executive Officer